Exhibit 99.3

Recent Developments

Preliminary Results for the Three Months Ended September 30, 2020

Our results for the three months ended September 30, 2020 are not yet available. Below we have presented preliminary estimated ranges of certain of our financial results for the three months ended September 30, 2020, based solely on preliminary information currently available to management. We have not yet completed our closing procedures for the three months ended September 30, 2020. The preliminary estimated ranges of certain of our financial results set forth below have been prepared by, and are the responsibility of, management and are based on a number of assumptions. Our independent registered public accounting firm has not audited, reviewed, compiled, or performed any procedures with respect to our results for the three months ended September 30, 2020. Our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for our interim period are finalized. You should not place undue reliance on these preliminary estimates. In addition, the preliminary estimated financial results set forth below are not necessarily indicative of results we may achieve in any future period. See “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in this offering memorandum as well as the “Risk Factors” section in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information regarding factors that could result in differences between the preliminary estimated ranges of certain of our financial results that are presented below and the actual financial results we will report.

The following are our preliminary estimates for the three months ended September 30, 2020:

•
Revenue is expected to be between $68 million and $70 million; the increase in our revenue relative to the comparable quarter of 2019 is mainly attributed to higher demand for our products and new customer penetration;

•	GAAP diluted earnings per share is expected to be between $0.42 and $0.47; and
•	non-GAAP diluted earnings per share is expected to be between $0.51 and $0.56(1)

(1) The following table sets forth a reconciliation of non-GAAP diluted earnings per share to GAAP diluted earnings per share. For more information about the non-GAAP measures, see footnote (1) to the section titled “Summary consolidated financial data.”

(in thousands) (estimated and unaudited):	Three Months Ended September 30, 2020
	Low	High
GAAP net income	12,186	13,637
Share-based compensation expenses	1,946	1,946
Amortization of acquired intangible assets	625	625
Revaluation of long-term liabilities	161	161
Tax Effect of non-GAAP adjustments	(117)	(117)
Non-GAAP net income	14,801	16,252
GAAP diluted earnings per share	0.42	0.47
Non-GAAP diluted earnings per share	0.51	0.56
Shares used for calculation of earnings per share	29,021	29,021

We have provided a range for the preliminary results described above primarily because our financial closing procedures for the three months ended September 30, 2020 are not yet complete. As a result, there is a possibility that our final results will vary materially from these preliminary estimates. We currently expect that our final results will be within the ranges described above. It is possible, however, that our final results will not be within the ranges we currently estimate. We undertake no obligation to update or supplement the information provided above until we release our results of operation for the three months ended September 30, 2020. Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global (“Ernst & Young”) has not audited, reviewed, compiled or performed any procedures with respect to this financial data. Accordingly, Ernst & Young does not express an opinion or any other form of assurance with respect thereto.

Impact of COVID-19

  In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. The responses by federal, state and local governments to restrict public gatherings and travel rapidly grew to include stay-at-home orders, school closures and mandatory restrictions on non-essential businesses and services that has adversely affected workforces, economies, and financial markets resulting in a significant economic downturn.

To date, these developments did not have a material impact on our results of operations. However, in response to these developments and related risks, we have taken numerous steps, which are aimed to limit the impact of the pandemic on our supply chain and global workforce. These steps include increasing inventories and securing purchases across the supply chain of our products, dividing manufacturing and office teams to work in two separate shifts to minimize potential infection, providing our global workforce with sufficient communication tools to accommodate working from home, setting strict procedures for monitoring incoming personnel into our offices and manufacturing sites, keeping social distance and mask wearing while in the offices and implementing strict and more frequent standards of disinfection and cleaning in our global sites.

In the future, our operations may experience delays and disruptions, including temporary suspension of operations as a result of the COVID-19 pandemic. In addition, the COVID-19 pandemic can potentially disrupt our industry, including our direct suppliers and customers. As a result, we may experience declines in the production and distribution of our products, and the loss of sales and production volumes may be volatile.

We believe we have sufficient liquidity to satisfy our cash needs, and as of June 30, 2020, we had cash and cash equivalents and short-term interest-bearing bank deposits in the amount of $213 million.

Some of the risks associated with the COVID-19 pandemic or a worsening of the pandemic in the future include (1) cancellation or reduction of routes available from common carriers, which may cause delays in our ability to deliver or service our products or receive components from suppliers necessary to manufacture or service our products; (2) travel bans or the requirement to quarantine for a lengthy period after entering a jurisdiction, which may delay our ability to install the products we sell or service those products following installation; (3) governmental orders or employee exposure requiring us, our customers or our suppliers to discontinue manufacturing products at our respective facilities for a period of time; (4) reduced demand for our products, push-out of deliveries or cancellation of orders by our customers caused by a global recession resulting from the pandemic and the measures implemented by authorities to slow the spread of COVID-19; (5) increased costs or inability to acquire components necessary for the manufacture of our products due to reduced availability; (6) absence of liquidity at customers and suppliers caused by disruptions from the pandemic, which may hamper the ability of customers to pay for the products they purchase on time or at all, or hamper the ability of our suppliers to continue to supply components to us in a timely manner or at all; and (7) loss of efficiencies due to remote working requirements for our employees. Please see “Risk Factors-Our business could be disrupted by catastrophic events, such as the recent outbreak of COVID-19” for additional information regarding the impact of COVID-19 on our business.

RISK FACTORS

You should carefully consider the risks described below in addition to the remainder of this offering memorandum and the risk factors discussed in our public filings with the SEC, including the information provided under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 describing, among others, risk factors related to (i) our business and our industry, and (ii) our operations, before making an investment decision. The risks and uncertainties described below and incorporated by reference into this offering memorandum are not the only ones related to our business, the notes, our ordinary shares or the offering. Additional risks and uncertainties that we are unaware of, that were not presently known to us or that we currently believe are immaterial may also become important factors that materially and adversely affect our business. If any of the following risks actually occurs, our business operations, financial conditions, results of operations and prospects could be materially and adversely affected. The market price of the notes and our ordinary shares, if any, issuable upon conversion of the notes could decline due to the materialization of any of these or other risks, and you may lose all or part of your investment.

Risks Related to Our Business and Our Industry

Our business could be disrupted by catastrophic events, such as the recent outbreak of COVID-19.

The COVID-19 pandemic has caused substantial global disruptions, including in the jurisdictions where we conduct business and may cause additional disruptions in the future, which are impossible to predict.  Local, regional and national authorities in numerous jurisdictions, including the United States and Israel, have implemented a variety of measures designed to slow the spread of the virus, including social distancing guidelines, quarantines, banning of non-essential travel and requiring the cessation of non-essential activities on the premises of businesses.

Some of the risks associated with the pandemic or a worsening of the pandemic in the future include:

•
cancellation or reduction of routes available from common carriers, which may cause delays in our ability to deliver or service our products or receive components from suppliers necessary to manufacture or service our products;

•
travel bans or the requirement to quarantine for a lengthy period after entering a jurisdiction, which may delay our ability to install the products we sell or service those products following installation;

•	governmental orders or employee exposure requiring us, our customers or our suppliers to discontinue manufacturing products at our respective facilities for a period of time;

•
reduced demand for our products, push-out of deliveries or cancellation of orders by our customers caused by a global recession resulting from the pandemic and the measures implemented by authorities to slow the spread of COVID-19;

•	increased costs or inability to acquire components necessary for the manufacture of our products due to reduced availability;

•
absence of liquidity at customers and suppliers caused by disruptions from the pandemic, which may hamper the ability of customers to pay for the products they purchase on time or at all, or hamper the ability of our suppliers to continue to supply components to us in a timely manner or at all; and

•	loss of efficiencies due to remote working requirements for our employees.

Furthermore, to the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other factors described in this section and in the “Risk Factors’” section in our Annual Report on Form 20-F for the year ended December 31, 2019 as filed with the SEC, that we incorporate by reference herein.